Exhibit 99.3

Postmedia Network Reports First Quarter Results

Net earnings up by $22.3 million in the quarter due to gains on transaction with Glacier Media Inc., reduced restructuring expenses and focus on cost control. Downward pressure on national advertising contributed to reduced revenues in the quarter

TORONTO--(BUSINESS WIRE)--January 11, 2012--Postmedia Network Canada Corp. (“Postmedia” or “the Company”) today released financial information for the first quarter ended November 30, 2011.

First Quarter Operating Results

Net earnings in the quarter ended November 30, 2011 were $28.3 million compared to $6.0 million in the same period in the prior year. The increase was due to an increase in net earnings from continuing operations as well as the gain resulting from the transaction with affiliates of Glacier Media Inc. (“Glacier”) announced previously.

Net earnings from continuing operations in the quarter ended November 30, 2011 were $14.3 million, an increase of $9.7 million compared to the same period in the prior year.

Operating income for the quarter ended November 30, 2011 increased $4.8 million relative to the prior year due to decreases in restructuring of operations and other items of $18.3 million offset by declines in operating income before depreciation, amortization and restructuring.

For the quarter ended November 30, 2011, operating income before depreciation, amortization and restructuring was $54.6 million, a decrease of $14.5 million, or 21.0% relative to the same period in the prior year. The decrease was due to revenue declines partially offset by lower operating costs.

Revenue for the quarter ended November 30, 2011 totaled $231.1 million, a decrease of $23.0 million (down 9%) relative to the same period in the prior year. This decline was primarily due to a decrease in print advertising revenue of $19.8 million (down 11.7%) with approximately 75% of the print advertising decline due to weakness in the national category. Print circulation revenue declined $1.8 million (down 3.1%) and other revenue declined $1.1 million due to the previously reported loss of a commercial print contract in the first quarter of the prior fiscal year. Digital revenue was also affected by weakness in national advertising and was down $0.3 million or 1.4%, relative to the same period in the prior year.

Operating expenses excluding depreciation, amortization and restructuring and other items for the quarter ended November 30, 2011 declined $8.5 million or 4.6% relative to the same period in the prior year. This decrease was largely due to cost savings achieved through various restructuring and cost containment initiatives implemented during fiscal 2011.

Transaction with Glacier Media Inc.

On November 30, 2011, the Company completed the sale to Glacier of three daily newspapers (the Times Colonist, Nanaimo Daily News and Alberni Valley Times) and twenty British-Columbia based community publications for gross proceeds of $86.5 million. The proceeds of the transaction have been used to repay a portion of the US$ term loan. As a result of this transaction, the results of the newspapers that were sold are reported as earnings from discontinued operations for the three months ended November 30, 2011 and November 30, 2010.

Debt Repayment

For the quarter ended November 30, 2011, Postmedia made total debt repayments of $90.8 million (US$88.9 million) related to its US$ term loan, inclusive of the gross proceeds from the Glacier transaction. After giving effect to these payments, outstanding long term debt at November 30, 2011 consisted of US$251 million under our term loan credit facilities and US$275 million of 12.5% senior secured notes.

Management Commentary

“In this first quarter of our second year, we continue to see the effects of a slower than expected economic recovery,” said Paul Godfrey, President and CEO. “Some of our largest national advertisers have scaled back their spending and these cuts are being felt across our industry. In the near term, our priorities remain aggressive control of operating expenses and capital expenditures, and use of available cash flow to repay debt.”

Transition to International Financial Reporting Standards (“IFRS”)

Postmedia adopted IFRS on September 1, 2011. The Company’s condensed consolidated financial statements for the three months ended November 30, 2011 have therefore been prepared in accordance with IFRS and comparative financial information for the three months ended November 30, 2010 has been restated.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information

Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This press release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the year ended August 31, 2011 and the period ended August 31, 2010. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

Postmedia Network Canada Corp. Operating Results for the three months ended November 30, 2011 and November 30, 2010
(In thousands of Canadian dollars)	Q1 F2012	Q1 F2011	Q1 F2012 to Q1 F2011 Variance Favourable (Unfavourable)

Revenues
Print advertising	149,368	169,197	(19,829)
Print circulation	54,269	56,030	(1,761)
Digital	22,622	22,937	(315)
Other	4,831	5,935	(1,104)
Total revenue	231,090	254,099	(23,009)
Expenses
Compensation	87,121	96,886	9,765
Newsprint	14,634	16,654	2,020
Distribution	32,705	32,819	114
Other operating	41,983	38,558	(3,425)
Operating income before depreciation, amortization and restructuring	54,647	69,182	(14,535)
Depreciation	6,462	7,140	678
Amortization	11,021	11,464	443
Restructuring and other items	2,982	21,239	18,257
Operating income	34,182	29,339	4,843
Interest expense	16,837	19,341	2,504
Net financing expense related to employee benefit plans	975	844	(131)
(Gain) loss on derivative financial instruments	(10,040)	12,950	22,990
Foreign currency exchange (gains) losses	12,132	(10,157)	(22,289)
Acquisition costs	-	1,787	1,787
Earnings before income taxes	14,278	4,574	9,704
Provision for income taxes	-	-	-
Net earnings from continuing operations	14,278	4,574	9,704
Net earnings from discontinued operations, net of tax of nil	14,053	1,431	12,622
Net earnings attributable to equity holders of the Company	28,331	6,005	22,326

CONTACT:
Postmedia Network Canada Corp.
Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com